PACIFIC RIM MINING CORP.

Suite 410 – 625 Howe Street
Vancouver, British Columbia V6C 2T6
Telephone: (604) 689-1976
Facsimile: (604) 689-1978

Website Address: www.pacrim-mining.com

INITIAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED APRIL 30, 2003

February 27, 2004

i

PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

Incorporated by reference into this Annual Information Form (“AIF”) are the consolidated audited financial statements of Pacific Rim Mining Corp. (the “Corporation” or “Pacific Rim”) for the financial years ended April 30, 2003 and 2002, and the consolidated unaudited financial statements of the Corporation for the six month period ended October 31, 2003, copies of which may be obtained online from SEDAR at www.sedar.com. Also incorporated by reference in this AIF is the Corporation’s 2003 Annual Report (the “Annual Report”), which includes the Corporation’s management’s discussion and analysis (“MD&A”) set out on pages 6 through 10 of the Annual Report. A copy of the Annual Report may be obtained online from SEDAR at www.sedar.com.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Corporation prepares and files its AIF, consolidated audited and unaudited financial statements and MD&A in United States (“U.S.”) dollars and in accordance with Canadian GAAP.

Date of Information

All information in this AIF is as of January 31, 2004, except where indicated.

Note: Forward-Looking Statements

Certain statements in this AIF and in the information incorporated herein by reference constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Corporation’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

(a)	risks related to gold price and other commodity price fluctuations;

(b)	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

(c)	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

(d)	results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Corporation’s expectations;

(e)	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

(f)	the potential for delays in exploration or development activities or the completion of feasibility studies;

(g)	the uncertainty of profitability based upon the Corporation’s history of losses;

(h)	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

(i)	risks related to environmental regulation and liability;

(j)	risks related to hedging activities;

(k)	political and regulatory risks associated with mining and exploration; and

(l)	other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward-looking statements are described in this AIF under “Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Currency and Exchange Rates

Unless otherwise indicated, all dollar amounts in this AIF are in U.S. dollars. The revenue of the Corporation is derived primarily from the sale of gold, denominated in U.S. dollars. The noon rate of exchange on January 30, 2004 as reported by the Bank of Canada for the conversion of Canadian dollars into US dollars was CDN$1.3264 per U.S. $1.00 (Cdn. $1.00 to US$0.7539).

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during each period, in each case based on the noon buying rate as reported by the Federal Reserve Bank of New York:

		For the Four
	For the Year	Months Ended	For the Years Ended December 31,
	Ended April 30	April 30,
	2003	2002	2001	2000	1999	1998
High	1.5963	1.6125	1.494	1.438	1.440	1.408
Low	1.4336	1.5632	1.602	1.557	1.530	1.577
Period End	1.4336	1.5681	1.593	1.500	1.440	1.531
Average	1.5335	1.5913	1.549	1.486	1.483	1.483

Metric Equivalents

To convert from Imperial	To Metric	Multiply by:
Acres	Hectares	0.404686
Feet	Metres	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/Ton	Grams/Tonne	34.285700

GLOSSARY

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein:

“Ag”	Silver

“alteration”	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions

“AMEX”	The American Stock Exchange

“breccia”	Angular broken rock fragments held together by a mineral cement or a fine-grained matrix

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum

“Common Shares”	The common shares without par value in the capital stock of the Corporation as the same are constituted on the date hereof

“deposit”
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved

“dip”	The angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike and in the vertical plane

“Dore”	A compound containing gold and silver metal and various impurities.

“epithermal”	Said of a hydrothermal mineral deposit formed within about 1 kilometre of the earth’s surface and in the temperature range of 50-200° C, occurring mainly as veins

“g/t”	Grams per metric tonne, which is equal to parts per million (ppm)

“grade”	To contain a particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock

“Indicated Mineral Resource”
An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

v

“Inferred Mineral Resource”
An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“m”	Metres

“Measured Mineral Resource”

A ‘Measured Mineral Resource’ is that part of Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Resource”

A ‘Mineral Resource’ is a concentration or occurrence of natural. Solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this AIF are Canadian mining terms as defined in accordance with National Instrument 43-101 under the guidelines set out in the CIM Standards.

“mineralization”	The concentration of metals and their chemical compounds within a body of rock

“NI 43-101”
National Instrument 43-101 - Standards of Disclosure for Mineral Projects. A rule developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers in Canada. The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

“Ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“porphyry”	An igneous rock of any composition that contains conspicuous phenocrysts (relatively large crystals) in a fine-grained groundmass

“Qualified Person”
Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

“silicified”	Any rock to which silica has been added

“strike”	The direction taken by a structural surface

“stringer”	A mineral veinlet or filament, usually one of many, occurring in a discontinuous subparallel pattern in host rock

“TSX”	The Toronto Stock Exchange.

ANNUAL INFORMATION FORM

PACIFIC RIM MINING CORP.

CORPORATE STRUCTURE

The full corporate name of the Corporation is Pacific Rim Mining Corp.

The Corporation was formed by the amalgamation (the “Amalgamation”) of Dayton Mining Corporation (“Dayton”) and Pacific Rim Mining Corp. (“PacRim”) (together the “Predecessor Companies”) under the British Columbia Company Act (“Company Act”) on April 11, 2002. Under the Corporation’s memorandum its authorized capital is 1,000,000,000 Common Shares.

The Corporation is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the Company Act. The Corporation’s registered office is at #2300 – 1055 Dunsmuir Street, Vancouver, B.C. V7X 1J1 and its principal executive place of business is located at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, telephone (604) 689-1976. The Corporation through its subsidiaries has administration offices in Argentina, Nevada, USA, Chile and El Salvador.

Intercorporate Relationships

The following is a listing of the Corporation’s material subsidiaries, including jurisdiction of incorporation and the Corporation’s respective percentage of ownership interest.

(1)	Pacific Rim Exploration Inc., Nevada, USA, 100% directly owned by the Corporation.

(2)	Dayton Mining (U.S.) Inc. 100% directly owned by the Corporation. This subsidiary holds the 49% interest in the Denton-Rawhide joint venture.

(3)
Pacific Rim El Salvador S.A. de C.V., El Salvador, owned as to 50% each by Dayton Acquisitions Inc. and 449200 B.C. Ltd., private British Columbia corporations, each 100% directly owned by the Corporation.

References herein to the Corporation include the subsidiaries of the Corporation where relevant.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

The Corporation was formed on April 11, 2002, by the Amalgamation of Dayton and PacRim, two publicly traded resource companies. The Amalgamation received shareholder approval of both Dayton and PacRim on April 3, 2002 and approval of the Supreme Court of British Columbia on April 10, 2002. Pursuant to the Amalgamation 23,498,600 common shares of PacRim were exchanged on a one for one Common Share basis and 31,123,974 common shares of Dayton were exchanged on a one for 1.76 Common Shares basis.

The Corporation, through its subsidiaries, has been engaged in the acquisition, exploration and, if warranted, development of precious metals properties.

The Corporation’s principal properties are the El Dorado gold property (“El Dorado Property”) and the La Calera gold project (“La Calera Project”) located in El Salvador. The Eldorado Property and the La Calera Project are collectively referred to as the Corporation’s El Salvador Project. Predecessor Dayton acquired the two exploration licenses comprising the El Dorado Property through the acquisition of Mirage Resource Corporation, in April 2000. In May 2002, the Corporation entered into an agreement with Minerales Entremares El Salvador for a joint venture and option to purchase a 100% interest in the La Calera Project.

The Corporation, through its wholly owned subsidiary, Dayton Mining (U.S.) Inc., also has a 49% interest in the Denton Rawhide Mine, Nevada, an open pit gold-silver heap leach mine. Ore extraction at the mine ceased in May 2003 and residual leaching of stockpiled ore is expected to continue for several years. Dayton acquired the 49% interest in the Denton-Rawhide property through the issue of shares in 2000.

Predecessor PacRim acquired exploration properties in Argentina in 1997 by staking and sold its Diablillos property in Argentina by agreement dated December 14, 2001 for total consideration of $3,400,000 in staged payments of cash or common shares. The balance of the purchase price for Diablillos was received by the Corporation in 2002, after the Amalgamation.

In 2003, the Corporation staked and optioned claims in Nevada, USA for exploration.

The Corporation does not own any significant plant or equipment for its wholly owned operations. Equipment used for exploration or drilling is rented or contracted as needed.

The Corporation continues to explore for additional projects in the Americas, which warrant drilling. The Corporation will primarily be exploring for gold and silver on any newly acquired projects. The Corporation’s exploration focus is its El Dorado Project in El Salvador.

Trends

The Corporation’s management is not currently aware of any trends, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Corporation’s business other than the risks summarized under the heading “Risk Factors”.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Corporation is a British Columbia based mineral resource corporation engaged, both directly and indirectly through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties. The Corporation’s exploration activities are currently focused in El Salvador. The Corporation will primarily be exploring for gold and silver on any newly acquired projects.

The following is a description of the Corporation’s properties and the nature of the Corporation’s interests in such properties.

Figure 1

El Salvador Project

The Corporation’s most advanced property in El Salvador is the El Dorado Property, which consists of two exploration licences, which the Corporation, indirectly through its wholly owned subsidiaries, holds as to a 100% interest. In addition the Corporation has entered into an option to acquire a 100% interest in the La Calera Project that is near to El Dorado. See Figure 1.

El Salvador Mining Regime

Under the laws of El Salvador, all mineral rights are owned by the government. All uncultivated private and government owned lands are open to exploration and are available through application for an exploration and then exploitation permit if certain conditions are met. Land for which an exploration permit is obtained is held by payment of an annual fee until converted to an exploitation license. El Salvadorian mining laws do not discriminate between nationals and foreigners.

In mid 2001 the government of El Salvador enacted several modifications to the Salvadorian Mining Law. The most significant of these changes included an extension from 5 years to 8 years for the time before which a property holder must convert an exploration license into an exploitation license. This revision provided the Corporation an additional 3 years in which to advance the El Dorado project to the development stage and then apply to the government for an exploitation permit. The application to convert an exploration license to a 30 year (or longer) exploitation license must be accompanied by, among other things, a feasibility study, a development work program and an environmental impact study. Under the old laws the maximum size for an exploitation concession was 10 square kilometers. This arbitrary size restriction has been removed. A final and important change was that the royalty levied on mineral production was reduced to 2% from 4% of net smelter returns. The Corporation plans to continue exploration efforts to enable it to submit the documentation required to convert the exploration license to an exploitation license within the mandated time frame. However, there can be no assurance that this will be accomplished.

National Instrument 43-101

The Corporation has been adhering to NI 43-101 in all of its disclosure since the rule was enacted in 2001.

Mr. William Gehlen supervises all of the Corporation’s exploration work in El Salvador. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Corporation and a Qualified Person as defined in NI 43-101.

A technical report entitled “Review of the Eldorado Project, El Salvador”, dated August 22, 2003, prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of the Corporation, is available on SEDAR under the Corporations filings. Mr. Ronning’s report describes the geology and work conducted on the El Dorado project in El Salvador to the end of July 2003 and is summarized below.

A technical report entitled “Review of the La Calera Project, El Salvador”, dated August 22, 2003, prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of the Corporation, is available on SEDAR, under the Corporations filings. This report describes the geology and work conducted on the La Calera Project in El Salvador to the end of July 2003 and is summarized below.

A recalculated El Dorado resource estimate is the subject of a technical report prepared for the Corporation by Mine Development Associates (“MDA”) written by Mr. Steven Ristorcelli, P.Geo, a Qualified Person independent of the Corporation and Mr. Peter Ronning entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003. MDA’s report is available on SEDAR under the Corporation’s filings and the results of the resource recalculation are summarized below.

El Dorado Property, El Salvador

Predecessor Dayton upon its acquisition of Mirage acquired the El Dorado Property. Mirage initially acquired the El Dorado Property by option agreement dated June 23, 1993 from Zinc Metal Corporation (“ZMC”) of Toronto, and its wholly owned subsidiary New York and El Salvador Mining Company (“NYESMC”). The option was exercised on August 25, 1994 in accordance with its terms by payment of US$175,000 to ZMC and by the parties having incurred aggregate expenditures in excess of US$800,000. Pursuant to the terms of the option agreement the El Dorado Property is subject to annual advance minimum royalty payments, which is the greater of $50,000 per year or a 3% net smelter return royalty in favour of ZMC. The Corporation has the right to purchase the royalty from ZMC for US$4,000,000 (US$1,000,000 for the first one-half and US$3,000,000 for the second one half) provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production. In addition, the government of El Salvador is entitled to a 2% net smelter return royalty.

Although the El Dorado Property contains geological mineral resources, none of the Corporation’s properties in El Salvador, including the El Dorado Property, contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

Report of Mr. Peter Ronning

The following disclosure concerning the El Dorado Property is derived from Mr. Ronning’s “Review of the El Dorado Project, El Salvador” August 22, 2003 report.

Property Description and Location

Two Exploration Licenses, covering in total 7,499.96 hectares, make up the El Dorado Property. The licenses have a nominal expiry date of January 1, 2004. The Corporation can continue to hold the area beyond that date by declaring its intention to convert the Exploration Licenses to Exploitation Concessions, which have a term of 30 years and may be extended if warranted. The cost to hold the licenses is a rental of $300 per square kilometre, amounting to $22,500 per year. The Corporation is up to date with the regulatory obligations required to maintain the licenses in good standing.

In addition to its mineral rights, the Corporation owns approximately 69 hectares of real estate in the central part of the El Dorado Property. Whether the Corporation-owned real estate will be sufficient, should a mining operation be undertaken, would depend on design decisions to be made at that time.

Part of the El Dorado License Area was the scene of mining by another company between 1948 and 1953. The Corporation and its environmental consultants believe that there are no existing environmental liabilities on the project related to that earlier period of production nor to the exploration activities of the Corporation and its predecessor companies.

The Exploration License Area contains many prospects and deposits. Their stage of exploration and development ranges from recently discovered veins that have never been drilled to three deposits that have each had up to five resource estimates since 1995. The Corporation’s permanent installations on the property at the present time consist of a laboratory for crushing rock samples and a core storage warehouse with facilities for describing and sampling drill core. None of the mid-20th century mine workings are accessible at present, nor does the Corporation use them.

In El Salvador there is an environmental permitting procedure established that must be followed in the development of the El Dorado Property. First, an environmental formula or application must be presented to the Ministry of the Environment that details the development and operation of the proposed project. The Ministry will categorize the activity, work, or project according to its span and to the nature of its potential impact and issue the Terms or Reference or guidelines for an Environmental Impact Assessment. The Corporation’s environmental permits are up to date and the Corporation is currently working with the authorities to ensure that its permitting stays current as the level of exploration activity increases.

The El Dorado Property is in the Department of Cabañas, approximately 74 kilometers northeast of San Salvador, the capital city of the nation, and 10 kilometers southwest of the town of Sensuntepeque. See Figure 1.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Dorado Property is accessible by a paved road that crosses the El Dorado Property. The travel time from the project site to downtown San Salvador is approximately 1.5 hours, depending on traffic levels.

The area has a large rural population and Sensuntepeque is a moderate sized town. Unskilled labour and persons with general business and technical skills should be readily available. El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills need to be trained or come from elsewhere.

The usual public utilities are available in Sensuntepeque. The communication infrastructure, including telephone and internet, is serviceable. The existing buildings on the project site are connected to the national electrical grid, but the power supply is not considered reliable enough to service a mine.

The terrain in the El Dorado License area is one of moderate relief surrounded by higher hills to the north, east, and west. Elevations range between 200 m and 800 m above sea level. A tropical climate prevails, with a pronounced wet season from May to October and a dry season the remainder of the year. The project area contains shallow topsoils and volcanic subsoils that are cultivated for seasonal crops. Five perennial streams or rivers traverse the El Dorado License area. Water levels vary with the seasons with good flows being maintained during the wet season.

In a 2001 feasibility study, the Corporation’s predecessor at El Dorado, Dayton, was able to identify appropriate sites for the necessary mine facilities required for a 500 tonne per day operation. The Corporation’s objective is to explore for and find resources that will support a larger operation. The Corporation may not follow the development plan of its predecessor, but the feasibility study provided confidence that adequate sites for mine facilities exist.

History

The colonial Spanish discovered gold in the district in the early 1500’s, and there was sporadic, largely unrecorded small-scale production until the late 1800’s. In the period from 1948 to 1953, the New York and El Salvador Mining Company operated an underground mine, producing approximately 270,000 tonnes of ore yielding about 72,500 troy ounces (2,250 kilograms) of gold.

Extensive exploration since 1993 has included surface geological mapping, rock sampling and prospecting, campaigns of hand and bulldozer trenching, core drilling, and minor reverse circulation drilling. The exploration data base as of the end of July 2003 included the results of 270 drill holes totalling about 68,400 meters, with analytical results for almost 9,500 samples from drilling. Added to this are the results of nearly 3,600 surface rock samples of various types, and results of some 5,300 underground assays gleaned from the records of the 1948 – 1953 production period.

Geological Setting

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. El Dorado is situated in the Great Interior Valley, underlain by Eocene felsic to mafic volcanic rocks; in other words, dark to light coloured volcanic rocks in the order of 38 to 55 million years old.

Mineralization on the El Dorado Property consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The gold and silver bearing veins of the El Dorado district, of which at least 36 exceed 1 m in width, occur over an area exceeding 50 square kilometers. Vein mineralization is dominated by chalcedonic quartz and ranges in width between 1 m and 15 m in surface exposures. The vein systems are up to 3 km in length, dip steeply, and generally form ridges.

The mineralization fits the model of the low sulphidation epithermal type of mineralization, also referred to as the adularia-sericite type. A number of deposits around the world that belong to this type are being profitably mined.

In terms of its structure and mineral deposits the Exploration License Area can be divided into 3 districts, Central, Northern, and Southern. The three districts are separated from each other by northwest trending regional scale faults whose primary displacement was lateral. Within each district, deposits are contained within quartz veins that formed along fractures that opened under tension. The mineralized veins are for the most part within about 30 degrees of vertical and trend generally north-south, but there is considerable variation both within and between districts.

Exploration

The decade-long history of recent exploration on the El Dorado Property includes extensive mapping of mineralized structures, lithogeochemical sampling, trenching and drilling. There have been numerous ancillary studies including environmental base line work.

Geological mapping to varying levels of detail, done by the Corporation and its predecessors, covers approximately 2,000 hectares of the 7,500 hectare property. Digital maps have been generated at scales ranging from 1:1,000 to 1:10,000. In addition, the project archives contain numerous individual maps of trenches, veins and target areas at various scales.

The geological mapping is continuing, along with lithogeochemical sampling and prospecting.

The geological mapping is accompanied by frequent sampling of the rocks on the surface. As of July 31, 2003 the surface geochemical database for the El Dorado Property contained results for 3,581 rock samples collected from within the El Dorado License Area. The Corporation geologists collected approximately 1,240 of those samples in 2002 and 2003. The Corporation’s predecessor operators collected the remainder. The samples are variously described as channel samples, chip channel samples, selected chips, random chips and grab samples.

The geological and geochemical work was done by geologists in the employ of the Corporation or its predecessors, with the assistance of local labourers hired on an as-needed basis. The sample data are well recorded and considered reliable.

Mineralization

The El Dorado License area contains many deposits, prospects and occurrences in veins, hot spring deposits and hydrothermal breccias. They are found in three districts, north, central and south, that are distinguished from each other by the dominant vein orientations and the level of the hydrothermal system that is exposed on the present-day surface. The veins have complex, multi-stage histories of formation.

In a 1999 “Summary of Exploration Activities”, geologists working for Mirage Resource Corp. organized their descriptions of the deposits and zones into 33 targets, many of which comprise multiple veins. In terms of their exploration and development status, the veins range from newly discovered, untested prospects to three deposits sufficiently advanced that their contained resources can be estimated. The dimensions of mineralized veins are as varied as their exploration status, ranging from those known only in single outcrops to those that have been traced on the surface over lengths of between one and two kilometers. Systems of related veins are up to three kilometers long. In those veins that have been mined or extensively drilled, mineralization has been demonstrated to exist over vertical intervals of up to 300 meters. (In considering vein lengths and vertical dimensions it is important to note that at a detailed level mineralization in this type of system is highly variable).

Drilling

Several campaigns of drilling have been mounted on the El Dorado Property throughout the last decade. As of July 31, 2003 the drill hole database contained records of 270 drill holes comprising 68,420 meters of drilling. Since becoming operator in mid 2002 up to the completion of hole P03-256 in July 2003, the Corporation had drilled 55 holes comprising 20,828 meters.

At present core drilling is done using HQ equipment that produces 63.5 millimeter diameter core. If it is necessary to reduce to a smaller diameter to overcome drilling difficulties, NQ equipment is used, producing 47.625 millimeter diameter core. The direction and inclination of drill holes is measured approximately every 50 meters using a down-hole instrument. Until recently, drill collar locations were surveyed by local contractors. The Corporation has recently obtained a differential GPS for surveying collar locations. Core recovery is measured at the drill site and loaded core boxes are trucked to the Corporation’s core logging, sampling and storage facility on the property. Core is logged by Corporation geologists and split for sampling using a rock saw.

Drilling on the project ranges from resource delineation and step-out drilling in the vicinity of the old mine to pure exploration drilling on veins that have as yet received little or no exploration.

Pacific Rim Drill Results in the El Dorado Property Area

Hole_ID	From	To	InterceptMeters	True Width meters	Gold Avg ppm	Silver avg ppm
P02-205	373.10	384.15	11.05	9.75	9.06	56.06
P02-206	142.05	143.40	1.35	1.10	55.50	159.44
P02-208	172.25	172.90	0.65	0.5	9.19	40.40
P02-208	237.50	238.35	0.85	0.33	37.47	65.30
P02-212	124.85	125.3	0.45	0.3	7.7	12.3
P02-213	320.00	320.75	0.75		5.84	24.40
P02-216	318.0	318.85	0.85	0.7	3.5	48.0
P02-231	75.30	75.65	0.35	0.27	7.98	21.70
P02-231	109.10	109.75	0.65	0.60	7.28	35.30
P02-231	304.25	304.45	0.20	0.20	7.36	45.00
P02-231	310.55	311.00	0.45		4.04	17.60
P03-245	221.45	225.05	3.60	1.8	9.49	70.13
P03-245	228.50	229.45	0.95		5.34	37.00
P03-245	286.80	289.15	2.35	1.66	5.71	52.92
P03-246	366.45	367.55	1.10		5.95	20.60
P03-246	398.05	404.95	6.90	4.44	10.09	53.92
P03-247	334.10	339.15	5.05	3.41	7.76	35.45
P03-248	217.45	218.10	0.65	0.37	4.77	30.50
P03-248	306.20	307.35	1.15	0.66	6.38	33.10
P03-248	319.35	320.05	0.70		5.86	88.00
P03-249	186.70	189.40	2.70	1.91	9.15	28.46
P03-251	159.55	159.70	0.15		6.75
P03-251	369.35	383.45	14.10	7.05	12.29
Notes: Intervals and grades may differ slightly from those reported in the Corporation’s news releases, due to different selection of cut off grade and compositing interval. Where true width is not shown, it isnot known to Ronning.

Summary of selected Pacific Rim Drilling Results at Coyotera Vein

Hole_ID	From	To	Intercept	True Width	Gold avg ppm	Silver avg ppm
P03-236	373.000	373.750	0.750		6.032	31.3
P03-241	242.1	244.1	2.0	1.53	7.51	124.8

Hole_ID	From	To	Intercept	True Width	Gold avg ppm	Silver avg ppm
P03-242	260.4	265.7	5.3	3.41	6.23	65.9
P03-243	306.05	307.15	1.100	0.71	7.62	22.2
P03-244	312.35	315.35	3.0		12.5	35.6
P03-244	320.35	321.85	1.5		15.92	88.7
P03-244	320.350	327.95	7.6	4.9	7.39	54.0
Notes: Cut off of 6 g Au/tonne used. Internal low grade intercepts allowed. Where true widths are notshown, Ronning does not know what they are.

Since the Lacroix resource estimate, Pacific Rim has drilled an additional four holes at Nueva Esperanza, P02-219, P02-223, P02-225 and P02-228. Holes P02-219 and P02-225 contained the significant mineralized intercepts tabulated below. The other two holes did not have significant intercepts.

Hole_ID	From	To	Intercept meters	True Width Meters	GoldAvg ppm	Silver avg ppm
P02-219	214.100	217.730	3.630	3.48	6.94	66.6
P02-225	301.800	302.500	0.700	0.67	7.08	37.2
Notes: Intervals and grades may differ slightly from those reported in the Corporation’s news releases, due to the subsequent availability of re-analyses, different selection of cut off grade and compositing interval.

Selected Pacific Rim Drill Results in the Moreno Vein Area

Hole_ID	From	To	Intercept meters	True Width meters	Gold avg ppm	Silver avg ppm
P02-204	341.6	341.85	0.25	Unknown	26.78	183
	345.65	346.2	0.55	Unknown	9.39	57
P02-210	203.45	204.4	0.95	0.75	3.5	7.3
	315.5	316.4	0.9	0.38	4.6	5.6
P02-214	237.95	238.3	0.35	0.31	4.0	37.3
P02-226	127.65	130.4	2.75	2.1	7.33	49.0
	153.2	153.6	0.4	0.37	15.1	123
	159.95	160.25	0.3	0.25	8.94	10.9
	185.65	186.8	1.15	1.04	7.47	27.3
Notes: Intervals and grades may differ slightly from those reported in the Corporation’s news releases, due to different selection of cut off grade and compositing interval.Where true width is not shown, it is not known to Ronning.

Selected Pacific Rim Drill Results in the Rosario Veta Grande Area

Hole_ID	From meters	To meters	Length meters	True Width	Gold g Au/tonne	Silver g Ag/tonne
P02-203	34.50	36.80	2.30	1.89	6.808	6.554
P02-203	96.15	97.60	1.45	1.19	28.325	257.159
P02-203	104.80	105.95	1.15	0.94	24.839	162.522
P02-207	9.20	11.85	2.65	2.03	2.4	6.4
P02-207	246.7	248.2	1.50	1.47	2.2	14.7
P02-222	176.05	176.90	0.85	0.55	12.7	72.0
P02-222	243.85	244.10	0.25	0.25	6.24	36.5
P02-224	327.90	328.85	0.95	0.84	6.23	39.0
P02-230	84.55	84.80	0.25	0.18	39.99	200.0
P02-232	160.85	161.30	0.45	0.29	7.86	8.2
P03-234	119.05	119.35	0.30	0.17	7.24	36.9
P03-234	139.35	140.80	1.45	0.51	6.87	44.9
P03-234	139.35	140.15	0.80	0.28	8.93	58.0
P03-234	142.70	143.45	0.75	0.38	7.72	17.2
Notes: Intervals and grades may differ slightly from those reported in the Corporation’s news releases, due to different selection of cut off grade and compositing interval. Where true width is not shown, it is not known to Ronning.

Selected Pacific Rim Drill Results in the Potrero & Guadalupe Areas

Hole_ID	From meters	To meters	Length meters	True Width	Gold g Au/tonne	Silver g Ag/tonne
P02-209	379.65	380.0	0.35	0.20	5.7	94.0
	391.05	391.3	0.25	0.23	4.8	22.5
P02-211	63.8	65.65	1.85	1.64	3.4	20.1
P02-218	340.0	340.56	0.56	0.43	24.82	50.0
P02-220	114.6	115.2	0.60	0.52	13.43	60.0
	207.25	207.45	0.20	0.19	8.55	71.0
	275.4	276.4	1.0	0.97	10.12	80.0
	371.65	372.55	0.90	0.85	13.55	70.0
P02-229	177.25	177.8	0.55	0.52	7.00	32.3
	374.90	375.70	0.80	0.69	14.18	80.0
P03-233	62.45	62.70	0.25	0.23	14.6	158.0
P03-233	127.00	127.55	0.55	0.42	6.42	45.0

Hole_ID	From meters	To meters	Length meters	True Width	Gold g Au/tonne	Silver g Ag/tonne
P03-235	311.10	311.70	0.60	0.55	12.62	140.0
P03-235	316.30	316.75	0.45	0.22	14.32	76.0
Notes: Intervals and grades may differ slightly from those reported in the Corporation’s news releases, due to different selection of cut off grade and compositing interval. Where true width is not shown, it is not known to Ronning.

Sampling and Analysis

The sampling method used by the Corporation field personnel varies with the purpose of the sample. Geologists doing initial reconnaissance or prospecting may collect selected grab samples from new discoveries. Such samples would be intended only to determine if minerals of interest are present, not to estimate grades for any volume of material.

For more systematic sampling, outcrops are cleaned off and in some cases shallow hand trenches are dug. Continuous chip samples are collected over intervals selected by a geologist. In many cases local labourers do the sampling, under a geologist’s supervision. The manner of sampling is recorded in field notes and is entered into the digital data base of surface samples.

Intervals from drill core to be sampled are selected by the geologist logging the core. All vein material and visibly mineralized material is sampled, with enough immediately adjacent, apparently unmineralized material sampled to make sure that all intervals are adequately tested. Sampling is done after logging is complete. The core is sawn in half along its axis. The Corporation’s immediate predecessor as operator, Dayton, also used a rock saw for sampling core from 13 holes it drilled in 2000. Operators prior to Dayton used a percussion core splitter.

Core recovery, which affects the degree to which samples are representative, is very good in the current drilling. In mineralized intervals it averages better than 98%. In past drilling, prior to the Corporation becoming operator, resource estimators found local problems with core recovery, finding that it averaged as low as 76% in some mineralized veins.

The Corporation collected a large quantity of unmineralized material from a site in the region. This material is used as sample “blanks” that are inserted into the sample stream at a rate of one into every batch of 25 samples, as a quality control measure.

All of the Corporation’s samples are analyzed at the laboratory of Inspectorate America in Sparks, Nevada. About 25% of the samples are analyzed in duplicate by selecting a batch of material already pulverized by Inspectorate and sending it to another lab, American Assay. Once the results of the re-analysis are received, about 15% to 20% of the duplicated samples are selected for re-analysis starting with the coarse reject material.

All samples which return gold results exceeding 3 g Au/tonne in the initial analysis are analyzed again using a fire assay preparation with a gravimetric finish.

Security of Samples

All sampling is done by the Corporation’s employees, either geologists or labourers supervised by geologists. Once collected, samples are kept at the Corporation’s on-site facility until they are picked up by employees of Inspectorate America’s Guatemalan affiliate. They are transported by road to the Guatemalan laboratory, where they are prepared and trans-shipped to Nevada for analysis. Some of the samples may, from time to time, be opened and inspected by border officials at the border crossing from El Salvador to Guatemala.

Report of Mine Development Associates (“MDA”)

In the summer of 2003 the Corporation engaged MDA to complete a project wide updated resource estimate of the El Dorado Property and compile a technical report in compliance with Canadian National Instrument 43-101. MDA’s report is entitled “Technical Report on the Eldorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador dated November 26, 2003” (“MDA Report”). The MDA Report emphasizes the El Dorado resources and followed Mr. Peter Ronning’s August 22, 2003 comprehensive report summarized above, which concentrated on exploration. The MDA Report describes the data, procedures, results, conclusions, risks and upsides of the El Dorado gold and silver resources and just-completed resource estimates. The following section regarding resources is extracted from the MDA Report.

Exploration

Exploration work completed at El Dorado includes geological mapping, geochemical sampling (over 3,600 rock samples), hand trenching (over 500 samples), and drilling. Several campaigns of drilling have been completed on the El Dorado Property throughout the last decade. One is ongoing as of this writing. The majority of the holes drilled on the El Dorado Property are core holes. There are 275 drill holes with ~10,500 samples with gold and silver assays in 71,130 m of drilling. Reverse circulation drilling was employed to pre-collar some core holes, but was used for the entirety of seven holes at Nueva Esperanza in earlier drill campaigns. Core recovery has been an issue at El Dorado, mainly at Coyotera, even though overall the recovery is quite good. MDA has made a detailed study of this and, rather than factor grades and specific gravities by core recovery, has either eliminated the few poor-recovery samples from resource estimation or modified resource classification when low recovery samples were used.

Metallurgy

Metallurgical test work has shown the El Dorado mineralization responds well to milling and cyanide leaching. Recoveries of over 90% for gold and over 80% for silver are expected. Historic recoveries during past production ranged from 87% to 91.5% for gold and 77.7% for silver. Four batches of metallurgical test have been completed in the past eight years all indicating recoveries similar or better than historic levels. Additional metallurgical test work is still needed to refine the recovery data.

Resources

Estimates of the El Dorado resources were done relying heavily on geology and building models on cross sections. Three dimensional block models were made for La Coyotera and Nueva Esperanza resource estimates and two-dimensional (long section) models were made for the El Dorado mine area vein resources. Estimation used kriging and inverse distance methods. Capping levels varied depending upon the zone, the deposit and the area. Specific gravity values used ranged from 2.42 g/cm3 for veins to 2.62 g/cm3 for wallrock.

MDA classified the resource in order of increasing geological and quantitative confidence, into Inferred, Indicated and Measured categories in accordance with the Canadian Institute of Mining,

Metallurgy and Petroleum’s (CIM) definitions adopted by CIM Council August 20, 2000 and therefore also in accordance with Canadian National Instrument 43-101. MDA classified the El Dorado resources by a combination of distance to the nearest sample, the number of samples used to estimate a block, the confidence in certain drill intercepts and the core recovery. The undiluted resources are given in Tables 1.1 through 1.4. Table 1.5 is the reported undiluted resource.

It is likely that additional mineralization will be encountered within and around the principle resource veins as well as in veins immediately to the east, in the Portillo-Rosario area. Furthermore, throughout the district there are numerous veins, often with gold and silver mineralization and sometimes with very significant grades. This is a rather mixed blessing for Pacific Rim in that any one of those veins could host deposits similar to the El Dorado mine area on the one hand, but on the other hand, each one deserves to be explored to some degree. When compared to previous estimates, MDA’s resource estimate either increased or decreased, depending on the area. The dominant cause of increases in the El Dorado mine area were extension of modeled veins on strike and down dip while only a small amount (~5%) was caused by the different specific gravity. Decreases at La Coyotera and Nueva Esperanza probably result from more restricted zone boundaries.

The El Dorado Property merits additional exploration around the El Dorado mine area, metallurgical test work, and a phased feasibility study with an emphasis on defining infrastructure and mine development options.

Table 1.1 El Dorado Property Measured Resources

Total Measured
Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
1.0	1,016,200	9.49	310,100	64.18	2,096,900	10.42	340,500
4.0	766,600	11.92	293,900	79.45	1,958,200	13.05	321,700
5.0	721,700	12.38	287,300	82.70	1,918,900	13.56	314,700
6.0	673,900	12.85	278,400	85.96	1,862,500	14.08	305,100
7.0	608,700	13.53	264,800	89.66	1,754,700	14.79	289,400
8.0	548,000	14.20	250,100	93.39	1,645,400	15.53	273,600
9.0	479,200	15.03	231,500	98.90	1,523,700	16.42	253,000

Table 1.2 El Dorado Property Indicated Resources

Total Indicated
Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
1.0	3,621,900	5.26	612,500	35.26	4,105,500	5.77	671,700
4.0	1,691,200	9.23	501,600	58.50	3,180,700	10.05	546,700
5.0	1,503,500	9.82	474,900	62.42	3,017,500	10.72	518,200
6.0	1,322,600	10.40	442,400	66.08	2,810,100	11.34	482,200
7.0	1,053,500	11.42	386,900	72.21	2,445,800	12.47	422,500
8.0	819,200	12.46	328,300	77.43	2,039,400	13.56	357,100
9.0	649,300	13.47	281,100	83.01	1,732,900	14.64	305,600

Table 1.3 El Dorado Property Measured and Indicated Resources

Total Measured and Indicated
Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
1.0	4,638,100	6.19	922,600	41.59	6,202,400	6.79	1,012,200
4.0	2,457,800	10.07	795,500	65.03	5,138,900	10.99	868,400
5.0	2,225,200	10.65	762,200	69.00	4,936,400	11.64	832,900
6.0	1,996,500	11.23	720,800	72.79	4,672,600	12.27	787,300
7.0	1,662,200	12.19	651,700	78.60	4,200,500	13.32	711,900
8.0	1,367,200	13.16	578,400	83.83	3,684,800	14.35	630,700
9.0	1,128,500	14.13	512,600	89.76	3,256,600	15.40	558,600

Table 1.4 El Dorado Property Inferred Resources

Total Inferred
Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
1.0	723,200	3.35	77,800	24.39	567,100	3.72	86,400
4.0	170,200	8.39	45,900	57.86	316,600	9.21	50,400
5.0	137,500	9.41	41,600	64.54	285,300	10.41	46,000
6.0	108,100	10.44	36,300	73.28	254,700	11.60	40,300
7.0	85,200	11.46	31,400	79.69	218,300	12.49	34,200
8.0	72,600	12.34	28,800	85.68	200,000	13.45	31,400
9.0	65,400	12.65	26,600	87.41	183,800	13.89	29,200

Table 1.5 El Dorado Property Reported Resources-Summary

Measured and Indicated Resource
Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces	Tr. Width	Hor. Width
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)	(m)	(m)
Minita
5.0	1,368,000	11.63	511,600	71.5	3,146,600	12.66	556,600	3.09	3.20
Minita 3
5.0	176,500	9.94	56,400	73.1	414,600	10.98	62,300	2.74	2.97
Zancudo
5.0	54,700	9.78	17,200	30.8	54,200	10.24	18,000	0.70	0.72
La Coyotera
5.0	535,000	9.07	156,000	70.7	1,216,000	10.08	173,000	NA	NA
Nueva Esperanza
0.8	1,083,000	2.30	80,000	14.2	494,000	2.50	87,000	NA	NA
Total
Variable	3,217,200	7.94	821,200	51.5	5,325,400	8.67	896,900	NA	NA
Inferred Resource
Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces	True Width	Hor. Width
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)	(m)	(m)
Minita
5.0	65,400	8.01	16,800	38.1	80,100	8.51	17,900	1.66	1.70
Minita 3
5.0	46,000	12.81	18,900	102.4	151,500	14.27	21,100	3.09	3.35
Zancudo
5.0	5,100	5.25	900	22.7	3,700	6.10	1,000	1.03	1.05
La Coyotera
5.0	15,000	8.29	4,000	89.2	43,000	9.57	5,000	NA	NA
Nueva Esperanza
0.8	997,000	1.34	43,000	8.5	274,000	1.46	47,000	NA	NA
Total
Variable	1,128,500	2.30	83,600	15.2	552,300	2.54	92,000	NA	NA

Mining Operations

There are no present mining operations on the project.

Exploration and Development

Since filing of the MDA Report exploration drilling on the Corporation’s El Dorado Property in El Salvador has identified a new gold mineralized structure in the eastern Central District, approximately 1.2 kilometers east of the Minita vein. Results from hole 268, the first hole to test the Gonso vein structure, are stated below, as well as results from the last Minita vein step-out drill holes and new exploration holes drilled in the North and Central Districts

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P03-257	Deep Minita	301574 / 533868	085.5/61.5	453.4 465.3	453.75 468.35	0.35 3.05	0.31.7	10.54 8.06	29.5 22.3
P03-258	Deep Minita	301576 / 533869	090/58	423.7 452 457.3	424.35 453.05 460.65	0.65 1.05 3.35	0.2 0.8 2.7	9.90 10.58 7.11	34.6 51.7 39.5
P03-259	Deep Minita	301697 / 533915	086.5/56	395.05 418.95 429.6	396.15 419.55 435.1	1.1 0.6 6.5	0.7 0.4 3.25	5.88 14.49 6.31	60.0 82.0 20.5
P03-260	Deep Minita	301477 / 534053	085/73	25.95 235 238.15 314.95 324.25 357.3	26.15 235.7 238.45 315.15 329.15 358.25	0.2 0.7 0.3 0.2 4.9 0.95	0.15 0.6 0.2 0.15 3.1 0.6	17.40 17.28 10.50 6.16 7.34 7.21	33.9 157 102 17.6 45.7 22.6
P03-261	S.San Matias	304861 / 532707	286/50	No significant results
P03-262	S. Minita	301380 / 534076	90/68	179.95	186.9	4.75	3.5	11.53	103.8
P03-263	S. Minita	301332 / 534041	90/52	150.0	150.15	0.15	0.15	29.80	223.0
P03-264	S. Minita	301236 / 534014	87/48	102.25	103.3	1.05	0.65	6.60	32.9
P03-265	S.San Matias	304991 / 532586	257/55	No significant results
P03-266	S.San Matias	304463 / 535622	301/50	No significant results
P03-267	Chica,	301121 / 534715	88/60	No significant results
	Candelaria
P03-268	Gonso	301463 / 535622	301/50	394.2	396.1	1.9	1.35	11.07	118.1

Results are based on a cutoff grade of 6.0 g/t gold.

Drill hole 268 is the first hole ever drilled across the Gonso vein system. The significance of this intercept, which averaged over 11 g/t gold and 118 g/t silver, is that it is located in the lower portions of the Productive Interval where grades generally drop off. Drill holes 257 through 260 and 262 through 264 were step-out holes on the Minita vein system. The Minita vein contains a measured and indicated resource of 1.6 million tones grading 11.4 g/t gold and 70.3 g/t silver, for a total of 585,000 ounces of gold and 3.6 million ounces of silver.

Drill holes 261, 265 and 266 were drilled on subsidiary veins on the San Matias system in the North District and encountered no significant mineralization. Drill hole 267 crossed the Candelaria and Chica veins in the Central District and failed to encounter significant mineralization.

It is too early to understand the economic significance, if any, of the Gonso vein system. Management is encouraged by the width of the structure and the gold and silver grades encountered in the first hole to have tested it and are using both drill rigs under contract on the El Dorado Property to test the structure. The scout drilling at San Matias is to be resumed at a later date.

Currently the Corporation is pursuing a program of continued delineation and exploration drilling as recommended in the MDA Report, adding a third drill rig to the Project in the spring of 2004.

La Calera Project, El Salvador

The Corporation and Minerales Entremares El Salvador have entered into a letter of intent for a joint venture and option to purchase, dated May 17, 2002, wherein the Corporation can acquire a 100% interest in the La Calera Project. Total commitments by the Corporation are option payments totalling $300,000 (of which $40,000 has been paid to date) and exploration expenditures of $375,000 to May 17, 2006 (all incurred to date). See Note 7 a) of the 2003 financial statements for a breakdown of the payments and exploration commitments of the Corporation. The La Calera Project covers an area of 35 square kilometres and is located in the Municipality of Ilobasco, Department of Cabanas, El Salvador, approximately eight kilometres west of the Corporation’s El Dorado gold deposit in El Salvador.

The Corporation is conducting an exploration program on the La Calera Project of reconnaissance scale mapping and defining and drilling potential targets.

There are no known ore reserves on the La Calera Project and all work programs on the property are exploratory searches for ore grade mineralization.

Report of Peter Ronning

In June of 2003 the Corporation engaged Peter A. Ronning, P.Eng., a Qualified Person as defined in National Instrument 43-101, to undertake an independent, technical due diligence review of the La Calera Project. Mr. Ronning’s review is described in his report entitled “Review of the La Calera Project, El Salvador” dated August 22, 2003. The report describes the status of the La Calera Project as of July 31, 2003. The following disclosure concerning the La Calera Project is derived from Mr. Ronning’s report.

Property Description and Location

The La Calera Project in El Salvador is based on one exploration license area that covers 3,500 hectares. It is located in the Departments of Cabañas and San Vicente, approximately 45 kilometers northeast of San Salvador, the capital city of El Salvador, and 8 kilometers southeast of the town of Ilobasco. See Figure 1.

The Corporation controls the La Calera license under the terms of an option agreement with Minerales Entremares El Salvador.

The nominal expiration date of the La Calera exploration license is 17 October 2004. The exploration license can be extended for one more year beyond that, after which the mineral rights to the area can be maintained by converting the exploration license to an exploitation concession. The annual rental cost to maintain the exploration license is $300 per square kilometre, for a total of $10,500 per year.

No known environmental liabilities encumber the property.

All of the mineralization known to date is situated within about 150 hectares in the central part of the 3,500 hectare property. The project is at an early stage of exploration, so no studies as to possible sites for mine facilities have been done. There appears to be ample terrain suitable for the construction of facilities.

For a description of environmental permitting in El Salvador, see the preceding section describing the El Dorado Property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The paved highway that connects the towns of Ilobasco and Sensuntepeque skirts the northern boundary of the La Calera license area. To reach the part of the license area on which exploration is focused at present, one turns south off the paved road at the locality of El Molino and follows an unpaved road southwards for five to five and half kilometers. This road and its various branches serve the community of San Francisco Iraheta and the outlying farms.

Local communities are connected to the national electrical grid, though outlying farms are not. It is unlikely that the existing power grid in the area could serve the needs of an industrial scale mining operation. Any such operation would have to generate its own power.

Other utilities are absent in the immediate exploration area.

The area has a large rural population, and is less than an hour by road from urban centers. Unskilled labour and persons with general business and technical skills should be readily available. El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills must be trained or come from elsewhere.

El Salvador has a tropical climate with pronounced wet (May to October) and dry seasons. Average annual rainfall at Sensuntepeque, about 25 kilometers northeast of La Calera, is about 2,000 mm.

At the present early stage of the La Calera Project, the Corporation has not acquired any surface rights in the Exploration License Area.

History

The name “Calera” derives from a lime quarry that once operated on what is now the La Calera license. Aside from that quarry, the known exploration and mining history of the project area is very brief:

October 1997	La Calera license is granted to Minerales Entremares El Salvador S.A.de C.V.

Sept – Oct 1997	Entremares undertook a program of geological mapping and sampling.

August 2002	La Calera License transferred from Minerales Entremares to Kinross El Salvador S.A. de C.V.

March 2003	The name of Kinross El Salvador S.A. de C.V. is formally changed to Pacific Rim El Salvador S.A. de C.V.

The present exploration program by the Corporation is the first such program on the property.

Geological Setting

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. La Calera is situated in the Great Interior Valley. The immediate region of La Calera is dominated by geologically young intermediate to felsic volcanic flow rocks. Overlying those are even younger fragmental volcanic rocks.

The geological structure of El Salvador is characterized by several regional-scale fault systems, one trending east-west, one northwest and one northeast.

Mineralization on the La Calera Project consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The mineralization fits the model of the low sulphidation epithermal type of mineralization, also referred to as the adularia-sericite type. A number of deposits around the world that belong to this type are being profitably mined.

Exploration

Since acquiring its option on the La Calera Project, the Corporation has prospected and mapped approximately 150 hectares of the 3,500 hectare property. The mapping has focused primarily on delineating the mineralized veins.

In addition to the geological mapping, the Corporation has done a program of surface rock sampling and analysis. As of July 31, 2003 the surface geochemical data base for the property contained descriptions and results for 373 rock chip samples, 177 of which were collected from trenches excavated for the purpose. 365 of the samples were representative chip samples collected over measured lengths.

The rock samples are distributed throughout the mapped area of approximately 150 hectares, but are concentrated along veins or other sites where hydrothermal silica is present. The program has delineated three main systems called the Rosa Vein, Rosa West and El Calichal.

As part of mapping and sampling the mineralized structures, some 34 trenches with an aggregate length of about 270 meters have been excavated. Most trenches are shallow, less than about 2 meters deep.

All the work has been done by geologists employed by the Corporation, or local labourers under the supervision of geologists.

The results of surface sampling are sufficient to demonstrate that a significant mineralized system is present at La Calera. In this tropical environment, samples collected on the surface may not be a reliable indicator of grades in the subsurface, due to near-surface weathering.

Mineralization

To date, exploration of the La Calera Project has focused on an area of roughly 100 hectares, extending northward from the Rio (river) Titihuapa for about 1 ½ kilometers. This area may be within an erosional window where overlying volcanic rocks have been eroded away to expose a system of quartz veins. Silicified rocks with local pyrite (an iron-sulphur mineral that in many instances is associated with mineralization) partially envelop the veins. The volcanic wall rocks are andesites that exhibit alteration varying amongst propylitization, argillization and silicification. (These terms refer to different types of chemical and mineralogical changes in the rocks, sometimes caused by the same processes that cause mineralization).

Silica pyrite altered andesites are spatially associated with other epithermal manifestations including quartz-calcite veins and clay-pyrite alteration in the Rosa area, and opal float, advanced argillic alteration, and felsic explosion breccias, flows and tuffs in the El Tablon area. El Tablon is immediately to the southwest of the area being explored at present.

There is silicification associated with a northeast trending fault that appears to truncate the Rosa vein set.

The veins are exposed on prominent ridges that trend between 140‹ and 160‹ . The two main vein systems are the Rosa, and the Rosa West system. The latter consists of two principal veins about 100 meters and 200 meters west of the Rosa. The smaller El Calichal vein system is about 300 meters west of the Rosa. The longest of the known veins is the Rosa, which can be traced on the surface for about 1,100 meters in a north northwest direction. In aggregate the vein system has to date been traced for about 1,700 meters in the north northwest direction.

Giving equal weight to all samples regardless of length, the average grade of gold in surface rock samples from the Rosa Vein is 4.62 g Au/t, in the Rosa West veins 12.1 g Au/t and the El Calichal veins 2.37 g Au/t.

Drilling

The drilling procedures used at La Calera are similar to those described for the El Dorado Property. The initial target model at La Calera was and continues to be a vein deposit with sufficient grade and continuity to support selective mining methods. In the context of that model, the following table lists the results available as of 31 July 2003, with intervals composited using a cut off of 6 grams gold per tonne.

Summary of La Calera Drill Results at 6 g Au/t Cut Off

Drill Hole	Vein Tested	From meters	To meters	Intercept meters	True Width meters	Gold g/t	Silver g/t
PLC03-001	Rosa West	No	Significant	Results
PLC03-002	Rosa West	62.95	64.85	1.9	1.9	10.07	8.7
PLC03-003	Rosa West	119.8	120.35	0.55	0.51	7.47	2.2

Drill Hole	Vein Tested	From meters	To meters	Intercept meters	True Width meters	Gold g/t	Silver g/t
PLC03-004	Rosa West	36.6	37.0	0.4	0.35	9.24	19.4
PLC03-005	Rosa West	36.45	43.15	6.7	2.83	8.67	*5.0
		66.25	67.55	1.3	1.13	8.30	3.2
		69.1	70.05	0.95	0.82	6.30	2.7
		71.75	72.80	1.05	0.65	7.42	7.3
		98.7	101.3	2.6	2.36	19.99	8.12
		104.0	105.0	1.0	0.87	10.8	5.1
PLC03-006	Rosa	no significant high grade intercepts;
PLC03-007	Rosa	no significant high grade intercepts;
PLC03-008	Rosa	17.05	20.5	3.45	2.6	6.22	3.0
PLC03-009	Rosa West	87.95	89.3	1.35	1.2	12.81	9.0
PLC03-010	Rosa West	no significant high grade intercepts;
PLC03-011	Rosa West	122.7	126.6	3.9	3.8	6.45	8.2
	Rosa West	130.9	131.8	0.9	0.4	7.12	2.4
PLC03-012	Rosa West	1.35	3.00	1.65	1.65	11.27	20.6
PLC03-013	Rosa	89.4	90.55	1.15	1.00	8.20	3.6
PLC03-014	El Calichal	36.0	36.95	0.95	0.54	31.51	73.0
	El Calichal	66.70	66.95	0.25	0.14	39.65	33.4
PLC03-015	Rosa	no significant high grade intercepts;
PLC03-016	Rosa West	39.55	40.15	0.6	0.4	17.03	9.2
PLC03-017	Rosa West	36.0	36.85	0.85		10.9	9.8
		85.5	86.9	1.4		8.7	3.5
PLC03-020		84.25	86.25	2.0		9.0	pending
PLC03-023		7.25	7.65	0.4		26.9	41.4
		103.95	104.8	0.85		9.3	pending
PLC03-024		131.75	132.55	0.80		7.3	pending
Notes: Results up to PLC03-16 are from the Corporation’s news releases, checked against the drill data base by Ronning. Values reported may differ slightly from news releases due to current availability of more check analyses. Intercepts are down hole length.True widths, where shown, are from the Corporation’s news releases.

The drill results listed in the above table demonstrate that the selectively mineable vein model is a viable target at La Calera.

The new information generated by exploration has demonstrated that a second model for an exploitable target needs to be considered. In the vicinity of the veins there are zones of stringer mineralization. They have, in aggregate, considerably lower grade than the discrete veins. However, if sufficient volume of stringer mineralization with sufficient grade were to be found, there might be an opportunity for bulk mining by way of an open pit, at grades lower than can be mined using selective methods.

The Corporation has analyzed some sections of drill core that had previously not been analyzed because they were outside the higher grade veins. The following table, derived from a Corporation news release, re-states the results for some holes using additional analyses not previously available and a cut off of 0.62 grams gold per tonne.

Summary of La Calera Drill Results at 0.62 g Au/t Cut Off

Drill Hole	Vein Tested	From meters	To meters	Intercept meters	Gold g/t	Silver g/t
PLC03-005	Rosa West	36.45	45.9	9.45	6.84	4.1
		65.9	72.8	6.9	4.58	2.6
		90.25	105.0	14.75	6.67	8.3
PLC03-006	Rosa	54.55	65.55	11.0	1.24	1.3
PLC03-007	Rosa	37.6	62.55	24.95	2.38	1.0
PLC03-008	Rosa	15.3	21.9	6.6	4.26	2.8
PLC03-009	no significant low grade intercepts
PLC03-010	no significant low grade intercepts
PLC03-011	Rosa West	122.7	151.05	28.35	2.33	2.2
PLC03-012	no significant low grade intercepts
PLC03-013	Rosa	79.0	98.15	19.15	2.22	pending
PLC03-014	no significant low grade intercepts
PLC03-015	Rosa	175.05	183.0	7.95	1.44	pending
PLC03-016	no significant low grade intercepts

The drill results to date have confirmed that the low sulphidation epithermal system at La Calera contains gold and silver mineralization whose grades, if present in a sufficient volume of rock with a configuration amenable to mining, might be exploited profitably. The project is still at an early stage of exploration.

Sampling and Analysis

The procedures for sampling and analysis of material from La Calera are similar to those procedures described for the El Dorado Property.

Security of Samples

The handling and security of samples from the La Calera Project is similar to that for El Dorado Property.

Mineral Resources and Reserve Estimates

La Calera is an early stage exploration project, not sufficiently advanced to warrant resource or reserve estimates.

Mining Operation

There are no mining operations on the La Calera Project.

Exploration and Development

The Corporation expects to continue with the kind of exploration work already in progress on the La Calera Project. Future work may include reconnaissance work beyond the 150 hectare area of known mineralization. Moving away from the known area, veins may be hidden under younger cover rocks. It may be necessary to employ geophysical exploration techniques in addition to surface geological work and drilling.

Other Properties

Nevada, USA

Denton-Rawhide Mine (49%)

The Corporation acquired its interest in the Denton-Rawhide Mine on April 6, 2000 pursuant to an acquisition agreement dated February 13, 2000 (the “Acquisition Agreement”) between Dayton, Kinross Gold Corporation (“Kinross”), Kinross Rawhide Mining Company (“Kinross Rawhide”) and Kinross Fallon Inc. (“Kinross Fallon”). The Corporation holds a 49% interest and Kennecott Minerals Company, owns the remaining 51% and is the operator.

The Acquisition Agreement was negotiated on an arm’s length basis by Dayton and Kinross, and provided, among other things, that:

(a)
Kinross Rawhide and Kinross Fallon assigned all of their 49% interest in the Denton-Rawhide Mine, including all of their rights under the Rawhide Joint Venture Agreement (as described below), to the Corporation in exchange for 7,235,500 common shares at a deemed price of Cdn $2.26 per share for a total acquisition price of Cdn $16,352,230.

(b)
Kinross Rawhide agreed to keep in place a $1,297,356 reclamation letter of credit posted by it in connection with the Denton-Rawhide Mine until March 31, 2002. The Corporation agreed to pay to Kinross Rawhide a standby fee equal to the cost to Kinross Rawhide of the letter of credit plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the reclamation letter of credit was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide Mining Company (“Kennecott Rawhide”), an indirect wholly–owned subsidiary of Rio Tinto Plc.

(c)
Kinross Fallon and Kinross USA Inc. (“Kinross USA”) agreed to keep in place a $1,246,780 surface management surety bond posted by them in connection with the Denton-Rawhide Mine until March 31, 2001. The Corporation agreed to pay to Kinross Fallon a standby fee equal to the cost to Kinross Fallon of the surety bond (which is currently 0.40%) plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the surety bond described in (c) was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide Mining Company (“Kennecott Rawhide”), an indirect wholly–owned subsidiary of Rio Tinto Plc.

(d)
Kinross Fallon and Kinross Rawhide assigned all of their interest in the revocable reclamation and severance trust agreement dated effective January 1, 1999 (the “Reclamation Trust Agreement”) among Kennecott Rawhide Mining Company (“Kennecott Rawhide”), Kinross, Kinross Rawhide, Kinross USA and Bank of America, as trustee, to the Corporation for an amount equal to $2,118,403 (being the amount held in the trust created thereby for the benefit of Kinross Rawhide and Kinross Fallon). Pursuant to promissory notes dated April 6, 2000, the Corporation agreed to pay the amount held in the trust, by no later than December 31, 2004 provided that the Corporation shall make minimum annual prepayments on December 31st in each year equal to 25% of the net internal cash flow received by the Corporation from its 49% interest in the Denton-Rawhide Mine. As part of the final reconciliation of working capital amounts, the amount outstanding on the promissory note was reduced to $1,848,863. An amount of $1,021,000 was repaid on December 31, 2003 and the balance of $0.828 million is payable on December 31, 2004.

The ownership, management and operation of the Denton-Rawhide Mine is governed by a construction and post-construction operating agreement dated as of June 23, 1989, as amended by a first amendment agreement dated as of December 15, 1992, (the “Rawhide Joint Venture Agreement”) between Kennecott Rawhide and Dayton (as assignee of interest from Kinross Rawhide and Kinross Fallon). The Rawhide Joint Venture Agreement provides, among other things, that:

(a)	Kennecott Rawhide holds a 51% interest in the Denton-Rawhide Mine;

(b)	the Corporation holds a 49% interest in the Denton-Rawhide Mine;

(c)	Kennecott Rawhide shall be the operator of the Denton-Rawhide Mine; and

(d)
the operation of the Denton-Rawhide Mine shall be overseen by a coordinating committee (the “Coordinating Committee”) comprised of three members nominated by Kennecott Rawhide and two members nominated by the Corporation, and the parties to the Rawhide Joint Venture Agreement are required to establish a trust as security for the payment of reclamation and severance costs resulting from the eventual closure of the Denton-Rawhide Mine (the “Reclamation Trust”).

The Coordinating Committee of the Denton-Rawhide Mine has determined, for the purposes of the Reclamation Trust, reclamation and severance costs for the Denton-Rawhide Mine are $9.8 million of which 49% will be to the account of the Corporation. As of April 30, 2003, a total of $3.4 million was held in the Reclamation Trust for the benefit of the Corporation and the Corporation had spent an additional $1.4 million. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide Mine.

Operations

A leach solution is circulated through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with the addition of zinc oxide. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery. Other than $900,000 spent on a carbon in pulp circuit, there was no significant capital spending at Denton-Rawhide in 2002, or 2003. As at April 30, 2003 there were 87 full time employees at the mine, and as of January 31, 2004 there were 23 full time employees remaining. None of the employees are the Corporation’s.

The following table provides selected operating data for the Denton-Rawhide Mine (49%):

	Nine Months		Four Months
	Ended January	Year Ended	Ended April	Year Ended
	31,	April 30,	30	December 31
	2004	2003	2002	2001	2000(1)
Tonnes Crushed	-(2)	2,536,000	852,200	2,804,500	2,176,000
Gold Grade (g/t)	-(2)	0.77	1.1	0.96	0.85
Silver Grade (g/t)	-(2)	12.6	14.4	16.35	12.1
Gold Produced (ozs)	23,362	35,731	14,605	49,366	37,706
Silver Produced (ozs)	186,079	302,383	126,420	356,277	283,796
Cash production Cost ($/oz)	$393	$224	$230	$247	$234

(1)	Represents the Corporation’s 49% interest since the interest in the mine was acquired on April 1, 2000.

(2)	rushing and stacking of ore ceased on April 30, 2003.

Reclamation – Denton-Rawhide

The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Corporation’s 49% share of the total reclamation and closure costs is estimated at approximately $4.8 million of which the Corporation has paid approximately $2.7 million to date. Between April 2000 and December 31, 2001 the Corporation contributed $39,090 per month into a trust fund to meet its reclamation and closure obligations. No monthly contributions have been required from the Corporation in 2002 or 2003 as it was agreed the fund was adequate and further reclamation costs would be provided from mine operating cash flow. The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at January 31, 2004 was approximately $3.1 million (cost $2.9 million). The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

Aurora Project

There are no known ore reserves on the Aurora Property and all work programs on the property are exploratory searches for ore grade mineralization.

The Aurora property is being acquired under a Mining Lease and Option to Purchase Agreement dated effective December 15, 2003 between the Corporation and Anthony L. Eng and Ellen O’Malley Eng the Owners, who are at arms-length to the Company. The term of the lease is 20 years from the effective date with the option to extend for additional one year terms and the option to acquire the property from the Owners for an aggregate US$850,000. The cash consideration for the option is US$25,000 upon signing (paid), $35,000 on the first anniversary; $40,000 on the second anniversary; $60,000 on the third anniversary and $75,000 on the fourth and subsequent anniversaries to a total of US$850,000. A 3% NSR was granted to the owners, 2% of which can be bought out for US$2 million.

The Aurora project consists of 81 claims in the historic Aurora District, Nevada.

The Aurora District has reserves and historic production of 1.8 million ounces of gold in high grade bonanza veins and is located along the prolific Walker Lane gold belt.

The Corporation plans to carry out a mapping and sampling program to be followed by a reverse circulation drilling program if warranted.

Sure Fire Project

There are no known ore reserves on the Sure Fire Property and all work programs on the property are exploratory searches for ore grade mineralization.

The Corporation has staked the Sure Fire project located along the Northern Nevada rift in Crescent Valley, Nevada. The Sure Fire project consists of 191 claims staked along the rift structures that control the Fire Creek Mine and the Mule Canyon Mine. The claims are 100% owned by the Corporation.

The Corporation plans to carry out a mapping and sampling program to be followed by a reverse circulation drilling program if warranted.

Argentina

During 1997 and 1998, the Corporation evaluated a large number of alteration systems in northern Argentina through its reconnaissance generative program making use of a proprietary database that includes satellite imagery, a regional geologic compilation, regional geochemistry and in-house structural interpretations. During this evaluation the Corporation identified and acquired by staking two projects known as the Prometedora and San Francisco Projects.

Prometedora Project

There are no known ore reserves on the Prometedora Project and all work programs on the property are exploratory searches for ore grade mineralization.

The Corporation has staked and filed a 3,500 hectare claim in the Province of Salta covering an alteration system measuring 3.5 by 1.5 kilometers and striking to the northwest.

Work to date has included detailed geological mapping and sampling which has identified a large semicircular gold anomaly related to a porphyry system. Gold mineralization is generally without copper and coincides with the hydrous phyllic alteration halo. The Corporation is looking for a partner to drill this prospect.

San Francisco Property

There are no known ore reserves on the San Francisco property and all work programs on the property are exploratory searches for ore grade mineralization.

The Corporation has staked and registered a 3,600 hectare claim block in the Province of Jujuy covering a 500 meter wide by 3,500 meter long alteration system that the Corporation believes is related to a low-sulphidation type epithermal system. The 100% owned property is located five kilometers from a major highway.

Surface rock sampling, ground geophysics, geologic mapping and 13 reverse circulation drill holes have been completed to date. The quartz-pyrite cap was intercepted in a number of holes and is approximately 30 to 40 meters thick and contains 0.3-0.4 g/t gold mineralization. Deeper RC drill holes intersected narrow but rich vein intervals including: SF-6 which intercepted two meters averaging 266 g/t Ag; SF-12 which intercepted a 21 meter interval averaging 45 g/t Ag and 3.3% Zinc.

The Corporation believes that additional drilling is warranted as these type of targets are generally small tonnage making them tough to hit but very high grade which makes them worth the effort. The Corporation does not have a further drilling program planned at this time. The Corporation is looking for a partner to explore this property further.

Chile

Andacollo Mine

The Andacollo Mine is closed and to facilitate its closure the Chilean courts approved a plan to protect it from its creditors while the assets are being disposed of. This mine was an 18,000 tonne per day heap leach operation. It operated from 1996 to October 2000. The creditor plan contemplates paying off all of the creditors, including the Corporation from the proceeds of the sale of the plant and ancillary equipment and from proceeds of production from the residual leaching of the heap leach pads by 2005. A final closure plan for the Andacollo Mine was approved by representatives of the Chilean government and has been substantially completed by minesite personnel. See “Risk Factors – Solvency and Closure Risk at Andacollo”.

RISK FACTORS

Risks Associated with Mining

An investment in the Common Shares involves a high degree of risk and must be considered highly speculative due to the nature of the Corporation’s business and the present stage of exploration and development of its mineral resource properties. In particular, the following risk factors apply:

(i) Metal Price Volatility

The Corporation’s ability to generate profits from its mining operations is directly related to the international price of gold, which is not within the control of the Corporation. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time.

Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Corporation. Some factors that affect the price of gold include:

       industrial and jewelry demand;
       central bank lending or purchases or sales of gold bullion;
       forward or short sales of gold by producers and speculators;
       future level of gold production; and
       rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.

Gold prices are also affected by macroeconomic factors including:

       confidence in the global monetary system;
       expectations of the future rate of inflation;
       the availability and attractiveness of alternative investment vehicles;
       the general level of interest rates;
       the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies;
       global and regional political or economic events; and
       costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

While gold production, sales and prices are by far the most significant factor affecting the financial performance of the Corporation, approximately 10% of the Corporation’s sales revenues are derived from silver. Silver prices are determined in the international marketplace through the interaction of supply and demand for this metal. The Corporation has no influence over the price it receives from the sale of silver.

(ii) Exploration and Development Risks

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. At present, except for the Denton-Rawhide Mine, which is in its final phase of production, none of the Corporation’s properties have a known body of ore and the proposed exploration programs are an exploratory search for ore.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Corporation has relied and may continue to rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to taxes and royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, the Corporation may determine that it is impractical to commence or, if commenced, continue commercial production.

The Corporation’s principal exploration properties are currently located in El Salvador which imposes certain requirements and obligations on the owners of exploratory properties including certain application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Corporation may acquire interests in properties in other Latin or North and Central American countries which may place substantial restrictions on the Corporation’s exploratory and development activities. The Corporation believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Corporation’s properties or its operations. Such restrictions may have a materially adverse effect on the Corporation’s business and results of operation.

(iii) Mining and Production Risks

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Corporation may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure or against which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Corporation’s exploration and acquisition programs will yield new reserves to replace mined reserves or to expand current reserves. The development of the Corporation’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Corporation will generate any additional revenues or achieve profitability.

Although ore reserve and mineral resource figures included in this AIF have been carefully prepared by the Corporation, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

(iv) Currency Fluctuations May Affect the Costs of Doing Business

The Corporation’s activities are located in five countries, Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, except for the Denton-Rawhide Mine in Nevada, a portion of the costs associated with the Corporation’s activities in Canada, Chile and El Salvador are denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Corporation’s cost of doing business in these countries. The Corporation does not utilize hedging programs to any significant degree to mitigate the effect of currency movements.

(v) Financing Risks

The Corporation anticipates that its current cash reserves are sufficient to fund the Corporation’s cash requirements through April 30, 2004. Beyond April 30, 2004, the Corporation intends to rely on accumulated cash reserves, if any; cash generated from operations, if any; collaborative agreements, if any; and public and private financing, all of which may be highly dependent on the results of the Corporation’s exploration programs. There can be no assurance that the Corporation’s exploration programs will result in locating commercially exploitable mineral ores or that the Corporation’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Pacific Rim has limited financial resources and there is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient, or that additional funding will be available to it to meet its capital spending obligations at its sole producing mine, to further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Corporation has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of such properties.

(vi) Government Law, Environmental and Other Regulatory Requirements

The Corporation’s exploration activities in El Salvador and Denton-Rawhide operations are subject to a complex set of laws and regulations which govern the protection of the environment, waste disposal, worker safety, mine development, property tenure and the protection of endangered and protected species. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Corporation from the development or expansion of a mine.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. Closure cost requirements could change from current estimates.

Each jurisdiction in which the Corporation operates has its own set of laws and regulations which govern mining and exploration activities. It is possible that future changes in the laws governing the Corporation’s operations, workforce, taxation, and closure plans could have adverse material affects on the Corporation’s financial viability and ability to continue its business activities in that jurisdiction. To the best of the Corporation’s knowledge, the Corporation is operating in compliance with all applicable environmental regulations.

(vii) The Corporation’s Insurance Coverage May Be Inadequate

The mining industry is subject to significant risks that could result in:

       damage to or destruction of property and facilities;
        personal injury or death;
       environmental damage and pollution;
       delays in production; or
       expropriation of assets and loss of title to mining claims.

While the Corporation, or its joint venture partners, has purchased property, business interruption and liability insurances that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Corporation if a significant claim against the Corporation should occur.

(viii) Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in Canada, the U.S., Central and South America and elsewhere. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Corporation, the Corporation may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Corporation also competes with other mining companies in the recruitment and retention of qualified employees.

(ix) Hedging Activities

The Corporation’s primary business is the acquisition and development of gold and silver properties and its revenue to date has almost entirely been derived from proceeds from, or related to, the sale of gold and silver. (See “Risk Factors – Risks Associated with Mining – Metal Price Volatility”). Gold and silver prices are subject to significant volatility and these changes, to the extent that the Corporation’s production is unhedged, can significantly affect the Corporation’s profitability and cash flow. Gold prices declined steadily since the latter part of 1996, culminating in August 1999 with the lowest price in twenty-one years, and until the spring of 2002 have essentially remained near or below $300 per ounce. Although gold prices have reached the $360 to $425 per ounce range during the past six months, gold prices may never reach historical highs again.

The Corporation may utilize derivatives for other than trading purposes, to protect the selling price of a portion of its gold production. Silver production is sold in the spot market. The Corporation has in the past used a combination of fixed or spot deferred forward sales, puts and calls, as part of this gold hedging program. The proceeds derived from writing (selling) the calls have at times paid for the puts, and at other times puts have been closed out and the proceeds used to purchase additional puts. The market risk to the Corporation’s cash flow from each put instrument relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the put price exceeds the appropriate spot price at maturity. Counter-parties to any put contracts are large international credit worthy institutions. The market risk to the Corporation of any gold call option contracts would relate to the possibility that the Corporation may not produce sufficient gold at the appropriate time to meet the call obligations should they arise. The Corporation currently has 2,500 ounces of forward sales contracts for future delivery of gold at various dates between March 12, 2004 and May 14, 2004 at average prices of $397 per ounce.

(x) Dependence on Management

The success of the operations and activities of the Corporation is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Corporation does not maintain key employee insurance on any of its employees.

(xi) Conflicts of Interest

Certain of the directors and officers of the Corporation are also directors and/or officers of other natural resource companies. Accordingly, these persons have interests that may be in conflict with the interests of the Corporation.

The Corporation’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the British Columbia, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

Specific Risk Factors Associated with the El Dorado Property and the Andacollo Gold Mine

In addition to the risk factors discussed in “Risks Associated with Mining” and “Specific Risk Factors Associated with the Denton-Rawhide Mine” investors should also consider the following factors in evaluating the Corporation and its business:

(i) Risks Associated with Foreign Operations

The El Dorado Property and La Calera Project are located in El Salvador. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of Pacific Rim uses its collective experience in international mineral exploration and development to assess the complex risk/reward relationships that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Corporation’s assets in such foreign jurisdictions.

(ii) Title to Properties

The exploration properties in El Salvador may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, Pacific Rim has investigated and believes it has good title to its properties. However, Pacific Rim cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of El Salvador.

(iii) Solvency and Closure Risk at Andacollo

The Andacollo Mine in Chile was permanently closed in December 2000. In order to facilitate this closure and the orderly disposal of all assets, the Corporation’s subsidiary Compañia Minera Dayton Contractual Minera (“CMD”), which owns the Andacollo Mine, applied to the courts for protection against its unsecured creditors. This application to the courts has resulted in the Corporation ceasing to consolidate the results of CMD effective December 1, 2000. This application included a plan for paying off all the unsecured creditors of the mine, including the Corporation, from the sale of gold production and assets. This plan was approved by the creditors and the courts in Chile in May of 2001 and will remain in effect until May 2005, at which time any unpaid creditors may petition CMD into bankruptcy. As at April 30, 2002, the Corporation was owed $1.7 million under this plan, $0.99 million at April 30, 2003 and $0.7 million at January 31, 2004. The amount due is comprised of $0.48 million for the liability and $0.23 million of interest. Due to the uncertainty of receiving payment, the amount due is not recorded as a receivable in the books of the Corporation but is recorded as income as it is received. The total amount owed to all unsecured creditors under this plan was $5.1 million at April 30, 2002, reduced to $3.06 million at April 30, 2003 and $2.7 million at January 31, 2004.

The holder of a 2% net smelter return royalty on the production from the Andacollo Mine initiated an action against CMD in which it claims that due to the insolvency of CMD guaranteed royalty payments have become accelerated (approximately $1.3 million at January 31, 2004) and are immediately due with interest. CMD has petitioned and made presentations to the Court rejecting the claim. If it is ultimately determined that the royalty payments are to be accelerated, this finding could have an adverse impact on the ultimate proceeds from the disposition of the assets of Andacollo available for distribution to the creditors, including the Corporation.

CMD has completed all closure obligations in the area of the pits and dumps, except for the removal of three temporary power lines. The reclamation activities have been conducted in accordance with the closure plan for the mine and crushing plant areas presented by CMD and approved by the Chilean government on June 17, 2002. As the crushing plant has not been sold, no reclamation activities have been initiated in this area. Work is in progress to recontour most of the side slopes of the heap. As of April 2003 the heap closure fund had a cash balance of $2.05 million and as of January 31, 2004 was $2.08 million.

Specific Risk Factors Associated with the Denton-Rawhide Mine

In addition to the risk factors discussed in “Risks Associated with Mining” and “Specific Risk Factors Associated with the El Dorado Property and the Andacollo Gold Mine” investors should also consider the following factors in evaluating Pacific Rim and its business.

(i) Changes to the General Mining Law of 1872

The majority of the Denton-Rawhide Mine’s processing activities are located on unpatented lode and mill site claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

       impose a royalty on the production of metals or minerals from unpatented mining claims;
       reduce or prohibit the ability of a mining company to expand its operations; and
       require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of the Denton-Rawhide Mine.

(ii) Reclamation Risks

The Denton-Rawhide Mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Coordinating Committee of the Denton-Rawhide Mine has determined, for the purposes of the Reclamation Trust, reclamation and severance costs for the Denton-Rawhide Mine are $9.8 million of which 49% will be to the account of the Corporation. The Corporation’s share of the total reclamation and closure costs is estimated at approximately $4.8 million. Between April 2000 and December 31, 2001 the Corporation contributed $39,090 per month into a trust fund to meet its reclamation and closure obligations. At April 30, 2003 the market value of the trust fund for the Corporation’s benefit was $3.7 million. The fair market value of the trust fund at January 31, 2004 was approximately $3.1 million (cost $2.9 million). This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide Mine.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table provides a summary of financial data for each of the three most recently completed financial years (in thousands of dollars except per share amounts). The selected consolidated financial information should be read in conjunction with the consolidated audited financial statements of the Corporation for the respective period.

(in 000’s except for per share amounts)
	Year Ending April 30, 2003	Four Months Ending April 30, 2002	Year Ending December 31, 2001	Year Ending December 31, 2000
Net sales (metal) Net loss Net loss per share Total Assets Total long term debt Cash dividends paid	$12,509 $2,800 $0.04 $21,447 $1,640 Nil	$5,303 $1,601 $0.03 $25,330 $1,849 Nil	$14,913 $3,371 $0.11 $24,540 $1,849 Nil	$34,926 $31,388 $1.17 $28,563 $1,849 Nil

Note:

1.	The Corporation was formed by the Amalgamation of PacRim and Dayton on April 11, 2002. The Corporation retained the financial year end of PacRim.
2.	The balance sheet items as at December 31, 2001 and 2000 are for Dayton. Dayton was deemed to have acquired PacRim for accounting purposes.

Dividends

The Corporation has not paid any dividends on its Common Shares since the Amalgamation. The Corporation has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business, including exploration, development and expansion programs on its mineral properties as well as the acquisition of additional mineral properties.

In the Corporation’s view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Corporation’s sales, earnings or losses from operations, or net earnings, other than the price of gold.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Financial Condition and Results of Operations included pages 6 to 10 of the Annual Report, for the year ended April 30, 2003, is incorporated herein by reference.

Quarterly Information

The following table provides additional financial information, in thousands of US dollars, presented on a quarterly basis for the eight most recently completed quarters:

	3 Months	3 Months			3 Months	3 Months	3 Months	Period
	Ended	Ended	3 Months	3 Months	Ended	Ended	Ended	Ended
	January	October 31,	Ended July	Ended April	January 31,	October 31,	July 31,	April 30,
	31, 2004	2003	31, 2003	30, 2003	2003	2002	2002	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Sales	$3,318	$3,562	$3,023	$2,589	$3,720	$2,974	$3,226	$2,494
Earnings (Loss) from Continuing Operations	$(1,468)	$(1,830)	$(1,510)	$(2,081)	$(429)	$(1,441)	$643	$(455)
Basic and Fully Diluted Earnings (Loss) Per Share	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.01)	$(0.02)	$0.01	$(0.01)
Net Earnings (Loss)	$(1,336)	$(1,743)	$(1,329)	$(1,995)	$(337)	$(1,312)	$844	$(455)
Basic and Fully Diluted Earnings (Loss) Per Share	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.00)	$(0.02)	$0.01	$(0.01)

MARKET FOR SECURITIES

The Corporation’s Common Shares are listed and traded in Canada on the TSX under the symbol “PMU”. In addition, the Common Shares are listed and traded in the United States on the AMEX under the symbol “PMU”. The Corporation has received advice that its shares are listed and have traded since June 14, 2002 on the Berlin Stock Exchange under the symbol PRM, German Cusip Number 577332 and in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange on Xetra, the Deutsche Borse AG electronic trading system since May 31, 2002.

DIRECTORS AND OFFICERS

Period of Service
Name, Position held and	Principal Occupation	as a Director of
Municipality of Residence	During the Past Five Years	the Corporation

Catherine McLeod- Seltzer President and Director West Vancouver, British Columbia, Canada
Director and President of Pacific Rim Mining Corp. since 1997. Currently also a director of Bear Creek Mining Corporation (formerly Eveolution Ventures Inc.) since April 2000, a director of Miramar Mining Corp. since 2001; and a director of Silver Standard Resources Inc. since March 2002. Co- Chair and a director of Stornoway Diamond Corporation since July 2003.
Since April 11, 2002(1)

Thomas Shrake(2)	Director and Chief Executive Officer of Pacific Rim Mining Corp. since 1997.	Since April 11, 2002(1)
Chief Executive Officer and
Director
Reno, Nevada, U.S.A.

Anthony J. Petrina(2)(4)
Retired. Chairman of Pacific Rim Mining Corp. (predecessor) from 1997 to April 2002. Director Bear Creek Mining Corporation since April 2003. Director and Chair of Miramar Mining Corp. since January 1995. Director TimberWest Forest Corp. since June 1997.
Since April 11, 2002(1)
Director
Vancouver, British Columbia,
Canada

Period of Service
Name, Position held and	Principal Occupation	as a Director of
Municipality of Residence	During the Past Five Years	the Corporation

William Myckatyn(2)(3)
President, Chief Executive Officer, Chairman and Director of Dayton Mining Corporation from June 1998 to April 2002 (predecessor of Corporation). Director of Quadra Mining Limited since 2003, a private mine development company. Director of First Point Minerals since 2001, a mineral exploration company.
Since April 11, 2002(1)
Chairman and Director
Horsefly, British Columbia, Canada

David K. Fagin(3)(4)
Investor; Director and Chairman of Western Exploration and Development Ltd. 1997 to 2000; Director of Dayton Mining Corporation from June 1998 to April 2002 and Director, Golden Star Resources Ltd., 1992 to present, all publicly traded resource companies. Director of various mutual funds of T.Rowe Price Group (a mutual fund company) 1987 to present.
Since April 11, 2002(1)
Director
Englewood, Colorado, U.S.A.

Paul B. Sweeney(4)
Vice President and Chief Financial Officer of Canico Resource Corp. since February 2002 and CFO and Corporate Secretary of Manhatten Minerals Corp. from 1999 to May 2001, both publicly traded resource companies.
Since July 2003
Director
Surrey, British Columbia, Canada

F. John Norman	Controller of the Corporation from April 11, 2002 to August 2002 and since then Chief Financial Officer of the Corporation; Controller of Dayton until April 10, 2002.	N/A
Chief Financial Officer
West Vancouver, British Columbia, Canada

(1)
April 11, 2002, was the effective date of the Amalgamation of Dayton and PacRim; Fagin, McLeod and Myckatyn were former directors of Dayton and McLeod, Myckatyn, Petrina and Shrake were former directors of PacRim.

(2)	Denotes member of Environmental Committee.
(3)	Denotes member of Compensation Committee.
(4)	Denotes member of Audit Committee.

Disclosure regarding the Corporation’s committees included in pages 11 and 12 of the Corporation’s information circular dated August 27, 2003 is incorporated herein by reference.

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

Officers and committees expire at each annual general meeting and are reelected and appointed by the board of directors for the following year after each annual general meeting of shareholders.

As a group the directors and executive officers of the Corporation beneficially own, directly or indirectly, or exercise control or direction over shares representing less than 1% of the voting shares of the Corporation. As a group the directors and executive officers of the Corporation hold incentive stock options for the purchase of an aggregate 5,043,300 additional Common Shares in the capital of the Corporation, which options are exercisable to acquire the shares at prices ranging from Cdn.$0.29 to Cdn.$1.36 per share.

Corporate Cease Trade Orders or Bankruptcies

During the ten years preceding the date of this AIF, no director or officer of the Company is, or has been a director, officer or promoter of another corporation which during such individual’s tenure, was the subject of a cease trade or similar order that denied such corporation access to any statutory exemptions for a period exceeding 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold the assets of such corporation. The foregoing information not being within the knowledge of the Corporation has been furnished by the respective directors, officers and promoters of the Corporation individually.

Penalties or Sanctions

No director or officer of the Corporation or shareholder holding a sufficient number of Common Shares to materially affect the control of the Corporation has been the subject of any penalties or sanctions imposed by a court or a Canadian securities regulatory authority relating to Canadian securities legislation or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Corporation. The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors, officers and promoters of the Corporation individually.

Personal Bankruptcies

During the ten years preceding the date of this AIF no director or officer or shareholder holding a sufficient number of Common Shares to materially affect the control of the Corporation, or a personal holding company of such persons, has been declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets. The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors, officers and promoters of the Corporation individually.

Conflicts of Interest

The Corporation’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. The directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree or risk to which the Corporation may be exposed and its financial position at that time.

ADDITIONAL INFORMATION

The Corporation will provide to any person, upon request to the Secretary of the Corporation:

(a)	when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus;

	(i)	one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this AIF;

	(ii)	one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

	(iii)	one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

	(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; or

(b)	at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the management information circular of the Corporation for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the comparative financial statements of the Corporation for its most recently completed financial year.